Putnam Investments
One Post Office Square
Boston, MA 02109
February 16, 2018

BY EDGAR

Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Putnam U.S. Government Income Trust (1933 Act No. 2-87634)

Dear Ladies and Gentleman:

Putnam U.S. Government Income Trust (the “Registrant”) filed a post-effective amendment to its registration statement on February 16, 2018 (Accession Number 0000928816-18-000321) that included an XBRL interactive data exhibit. The information in the filing is correct but included the following incorrect post-effective amendment numbers: 1933 Act Post-Effective Amendment No. 48 and 1940 Act Post-Effective Amendment No. 49. The numbers that should have been used are 1933 Act Post-Effective Amendment No. 47 and 1940 Act Post-Effective Amendment No. 48. The Registrant made a subsequent post-effective amendment filing on February 16, 2018 (Accession Number 0000928816-18-000325) that included the correct post-effective amendment numbers.

Very truly yours,

/s/ Peter Fariel

Peter Fariel
Associate General Counsel

cc:	Yana Dobkin Guss, Esq.
Ropes & Gray LLP